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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                               ----------------

                             SCHEDULE 13E-3/A
                                 (RULE 13e-100)

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 2)
                               ----------------

                             VASTAR RESOURCES, INC.
                                (Name of Issuer)
                               ----------------

                                BP AMOCO p.l.c.
                                BP AMERICA INC.
                           ATLANTIC RICHFIELD COMPANY
                            VASTAR RESOURCES, INC.
                       (Name of Persons Filing Statement)
                               ----------------

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                               ----------------

                                   922380100
                     (CUSIP Number of Class of Securities)
                               ----------------

             Peter B.P. Bevan                    Albert D. Hoppe
              BP Amoco p.l.c.                Vastar Resources, Inc.
              Britanic House,                 15375 Memorial Drive
            1 Finsbury Circus,                Houston, Texas 77079
         London, EC2M 7BA, England               (281) 584-6000
            011-44-171-496-4000

 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Persons Filing Statement)
                               ----------------

                                With copies to:

           Benjamin F. Stapleton                         Charles M. Nathan
            Sullivan & Cromwell              Fried, Frank, Harris, Shriver & Jacobson
             125 Broad Street                           One New York Plaza
       New York, New York 10004-2498                  New York, NY 10004-1980
              (212) 558-4000                              (212) 859-8000

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   This statement is filed in connection with (check the appropriate box):

   a. [X] This filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

   b. [_] The filing of a registration statement under the Securities Act of 1933.

   c. [_] A tender offer.

   d. [_] None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

   Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           Calculation of Filing Fee

          Transaction Valuation*                       Amount of Filing Fee
               $602,690,145                                 $320,538

* For purposes of calculating the filing fee only. The filing fee was determined by adding (a) the product of (i) the 18,311,860 shares of common stock, par value $0.01 per share, of Vastar Resources, Inc. ("Common Stock") that are proposed to be acquired in the merger and (ii) the merger consideration of $83 per share of common stock, plus (b) $99,239,765 payable to holders of options to purchase shares of Common Stock in exchange for the cancellation of such options (the "Total Consideration"). The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Total Consideration. $318,362 of the fee was paid on June 14, 2000 and the additional $2,176 of the fee was paid on August 17, 2000.

[X]Check the box if any part of the fee is offset as provided by Exchange Act
   Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $320,538           Filing Party: Vastar Resources, Inc.

Form or Registration No.:
 Schedule 14A                    Dates Filed: June 14, 2000 and August 17, 2000



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

                                 INTRODUCTION

         This Amendment No. 2 amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 filed on June 14, 2000, as amended by Amendment No. 1 thereto filed on August 17, 2000 (the "Transaction Statement"), by Vastar Resources, Inc., a Delaware corporation and issuer of the equity securities that are the subject of the Rule 13e-3 transaction ("Vastar"), BP Amoco p.l.c., a company organized under the laws of England and Wales, BP America Inc., a Delaware corporation, Atlantic Richfield Company, a Delaware corporation, and Kernel Holdings, Inc., a Delaware corporation ("Kernel Holdings").

         The purpose of this Amendment No. 2 is to file a final amendment to the Transaction Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Transaction Statement.


Item 15. Additional Information.

Item 1011

         On September 15, 2000, Vastar filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Kernel Holdings was merged with and into Vastar, with Vastar as the surviving corporation (the "Merger"). The Merger became effective as of the date of filing, at which time
(i) each of the outstanding shares of common stock of Vastar (other than shares held by Vastar, BP Amoco and their respective subsidiaries, and shares held by stockholders exercising dissenters' appraisal rights ("Excluded Shares")) was automatically converted into the right to receive $83.00 in cash, without interest, upon surrender and acceptance of the certificate for such share to Vastar's paying agent, (ii) all of the Excluded Shares were canceled and (iii) the separate corporate existence of Kernel Holdings ceased.

         As a result of the Merger, Vastar common stock ceased to trade on The New York Stock Exchange and became eligible for delisting from The New York Stock Exchange and termination of registration pursuant to Rules 12g-4 and 12h-3. Accordingly, on September 18, 2000, Vastar filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.

Item 16. Exhibits.

Item 1016

(a)(5)   Press Release of BP Amoco p.l.c. dated September 15, 2000.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2000

                                         BP AMOCO p.l.c.


                                         By: /s/ Peter B.P. Bevan
                                            -----------------------------
                                         Name: Peter B.P. Bevan
                                         Title: Group General Counsel

                                         BP AMERICA INC.


                                         By: /s/ Robert D. Agdern
                                            -----------------------------
                                         Name: Robert D. Agdern
                                         Title: President

                                         ATLANTIC RICHFIELD COMPANY


                                         By: /s/ Robert D. Agdern
                                            -----------------------------
                                         Name: Robert D. Agdern
                                         Title: President


                                         VASTAR RESOURCES, INC.


                                         By: /s/ David H. Welch
                                            -----------------------------
                                         Name: David H. Welch
                                         Title: President

                                 EXHIBIT INDEX

 Exhibit
  No.                                  Description
 -------                               -----------
 (a)(5)  Press Release of BP Amoco p.l.c. dated September 15, 2000.